EXHIBIT 4.1.1


                                 FIRST AMENDMENT

                                       TO

                             HAUPPAUGE DIGITAL INC.

                          EMPLOYEE STOCK PURCHASE PLAN

A. Section 4.01 is hereby amended to increase the number of shares reserved for issuance under the Plan from One Hundred Thousand (100,000) shares of Common Stock to One Hundred and Eighty Thousand (180,000) shares of Common Stock which shares shall be authorized but unissued shares of Common Stock.

B. Section 4.02 is hereby amended to change the date of December 31, 2003 to December 31, 2004.

C. Except as amended herein all of the other terms of the Plan shall continue in full force and effect.

D. The effective date of this First Amendment is May 1, 2002 subject to approval by the holders of a majority of the shares of Common Stock present and represented at the next special or annual meeting of the shareholders of the Company duly held.


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